(212) 701-3000

October 2, 2006

Michael Pressman
Office of Mergers & Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549-0405

Re:	Energy Partners, Ltd.
Schedule 14D-9, as amended
Filed September 14, 2006
File No. 5-60717

Dear Mr. Pressman:

Energy Partners, Ltd. (the “Company”) is in receipt of your letter dated September 26, 2006 regarding your comments to the Company’s Schedule 14D-9 filed on September 14, 2006. The Company has carefully considered your comments and, at the request and on behalf of the Company, we respectfully provide the responses below. For your convenience, we have reproduced each comment from your letter immediately before the Company’s response.

Mr. Micahel Pressman
October 2, 2006

Schedule 14D-9 filed September 14, 2006

1. Comment

We note the attached opinions of financial advisors. Notwithstanding the absence of a specific item requirement in the Schedule 14D-9 compelling disclosure under Item 1015 of Regulation M-A, advise us what consideration was given to attaching any written analyses or presentation materials used by your advisors in issuing their opinion to the board and summarizing those presentations in your disclosure. Refer to Item 1011(b) of Regulation M-A.

Response: Prior to filing the Schedule 14D-9, the Company considered whether to attach the written analyses and presentation materials used by the Company’s advisors in issuing their opinions to the board and whether to summarize such presentations in the Schedule 14D-9. The Company considered the fact that (i) the opinions of the financial advisors were only one of a number of reasons (as indicated in the Schedule 14D-9) considered by the board in evaluating the offer, (ii) the opinions of the financial advisors are attached in their entirety, (iii) the specific items of Schedule 14D-9 do not require a summary of financial advisor opinions or a summary of the related presentation materials and (iv) it is not customary in the context of unsolicited, all-cash tender offers to include such disclosures.

After a review of the Schedule 14D-9 as a whole, the Company concluded that furnishing the written analyses and presentation materials used by the Company’s advisors in issuing their opinions to the board and summarizing those presentations in the Schedule 14D-9 was not necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.

Reasons for Rejection, page 8

2. Comment

The disclosure indicates that the board, in determining whether or not to recommend the offer, considered a list of factors. Item 1012(b) of Regulation M-A, however, specifically requires that reasons be cited to explain why the board is making a favorable recommendation. Please revise throughout this section to clarify the enumerated factors are in fact reasons, not simply factors, in support of the board’s decision to not recommend the offer to security holders. In addition, please revise to clarify you are discussing all material reasons.

Response: The Company has complied with this comment by revising the disclosure on pages 8-9 of the Schedule 14D-9.

Mr. Micahel Pressman
October 2, 2006

3. Comment

Please expand the first bullet point to explain in greater detail why in the board’s opinion the company on a stand alone basis or on a combined basis offers greater value.

Response: The Company has complied with this comment by revising the disclosure on page 8 of the Schedule 14D-9.

In connection with this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about the Company’s response to your comment or require further explanation, please do not hesitate to telephone me at (212) 701-3323.

Sincerely,

/s/ John Schuster

Michael Pressman
Office of Mergers & Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549-0405

cc:  John H. Peper
      Timothy Woodall